UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                AMENDMENT NO. 2
                                      to
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                      UNITED DOMINION REALTY TRUST, INC.

                               (Name of Issuer)

                         Common Stock, $1.00 Par Value
                        (Title of Class of Securities)

                                   910197102
                                (CUSIP Number)


     Scott D. Hoffman, Esq.             Marjorie L. Reifenberg, Esq.
    Lazard Freres & Co. LLC      Lazard Freres Real Estate Investors L.L.C.
      30 Rockefeller Plaza           LF Strategic Realty Investors L.P.
       New York, NY 10020                   30 Rockefeller Plaza
         (212) 632-6000                      New York, NY  10020
                                                (212) 632-6000
                                with a copy to:

                               Mario Ponce, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                April 25, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                               Page   2    of   17   Pages

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following pages)





































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

                                 SCHEDULE 13D


CUSIP No.  910197102                           Page   3    of   17   Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lazard Freres & Co. LLC

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                     (b) /X/

  3    SEC USE ONLY



  4    SOURCE OF FUNDS

       OO
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                / /


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           12,307,692
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH            None
  REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH            12,307,692
               10   SHARED DISPOSITIVE POWER

                    None

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,307,692

                                               Page   4    of   17   Pages

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         / /

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7%

 14    TYPE OF REPORTING PERSON

       OO  (limited liability company)

                                 SCHEDULE 13D


CUSIP No.  910197102                           Page   5    of   17   Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lazard Freres Real Estate Investors L.L.C.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                     (b) /X/

  3    SEC USE ONLY



  4    SOURCE OF FUNDS

       OO
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                / /


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           12,307,692
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH            None
  REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH            12,307,692
               10   SHARED DISPOSITIVE POWER

                    None

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,307,692

                                               Page   6    of   17   Pages

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         / /

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7%

 14    TYPE OF REPORTING PERSON

       OO  (limited liability company)

                                 SCHEDULE 13D


CUSIP No.  910197102                           Page   7    of   17   Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LF Strategic Realty Investors L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                     (b) /X/

  3    SEC USE ONLY



  4    SOURCE OF FUNDS

       OO
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                / /


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           12,307,692
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH            None
  REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH            12,307,692
               10   SHARED DISPOSITIVE POWER

                    None

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,307,692

                                               Page   8    of   17   Pages

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         / /

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7%

 14    TYPE OF REPORTING PERSON

       PN  (limited partnership)

                                               Page   9    of   17   Pages

          This Amendment No. 2, dated April 25, 2000, is filed by Lazard Freres & Co. LLC, a New York limited liability company ("Lazard"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI") and LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty", and together with Lazard and LFREI, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated September 10, 1998, as amended, filed by the Reporting Persons (as amended, the "Initial Schedule 13D"). This Amendment hereby amends and supplements the Initial Schedule 13D. All items not described herein remain as previously reported in the Initial Schedule 13D.


Item 2.   Identity and Background

          (a), (b), (c) and (f). The information set forth in Amendment No. 1 to the Schedule 13D dated September 10, 1998 regarding Lazard, persons who may be deemed to be in control of Lazard and the executive officers and directors of LFREI is hereby amended and supplemented as follows:

          On a day to day basis, Lazard is run by a management committee.
The name, business address, principal occupation or employment, and citizenship of each of the members of the management committee of Lazard are set forth on Schedule 1 hereto and are incorporated by reference herein. Lazard is wholly-owned by Lazard LLC, a Delaware limited liability company ("LLLC") and therefore LLLC may be viewed as controlling Lazard. LLLC is a holding company. The Lazard Board of LLLC and the Executive Committee of Lazard Strategic Coordination Company LLC ("LSCC"), a Delaware limited liability company which is wholly-owned by LLLC, control LLLC.
LSCC manages LLLC. The name, business address, principal occupation or employment, and citizenship of the members of the Lazard Board of LLLC and the Executive Committee of LSCC are set forth on Schedules 2 and 3, respectively, attached hereto and are incorporated by reference herein. The principal business office of LLLC is 3711 Kennett Pike, Suite 120, P.O. Box 4649, Greenville, DE 19807-4649 and LSCC is
c/o Corporation Trust, 1209 Orange Street, Wilmington, DE 19806.
Lazard, on behalf of LLLC and LSCC, disclaims any beneficial ownership such entities may be deemed to have of any shares of Common Stock reported in this statement. The name, business address and principal occupation or employment of the executive officers and directors of LFREI are set forth on Schedule 4 hereto and are incorporated by reference herein.
Each executive officer listed on Schedule 4 is a citizen of the United
States.

                                               Page   10    of   17   Pages

          (d) and (e). During the last five years, none of the Reporting Persons, LLLC, LSCC nor, to the best knowledge of any Reporting
Person, any of the persons listed on Schedules 1 through 4 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          As previously reported in Amendment No. 1 to the Schedule 13D dated September 10, 1998, LF Realty, in accordance with the terms of a Custodian Agreement dated November 17, 1999, pledged 5,460,317 Preferred Shares as collateral for a certain credit facility (the "Facility") made available by Merrill Lynch International ("MLI") to certain Borrowers. In accordance with the terms of the Custodian Agreement, the 5,460,317 Preferred Shares were held in a Collateral Account set up by MLI.

          On April 25, 2000, the amounts due under the Facility were repaid in full by the Borrowers and, in accordance with the terms of the Facility and the Custodian Agreement, the 5,460,317 Preferred Shares were released from the Collateral Account and returned to LF Realty free and clear of any lien or security interest that MLI previously had in those shares pursuant to the Facility or the Custodian Agreement.

                                               Page   11    of   17   Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LAZARD FRERES & CO. LLC

                              By:       /s/ Scott D. Hoffman
                                 ---------------------------------------
                                  Name:        Scott D. Hoffman
                                  Title:       Managing Director

                              Date:    May 8  , 2000
                                    ----------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LAZARD FRERES REAL ESTATE INVESTORS
                                     L.L.C.

                              By:          /s/ John A. Moore
                                 ---------------------------------------
                                  Name:        John A. Moore
                                  Title:       Chief Financial Officer

                              Date:    May 8  , 2000
                                    ----------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LF STRATEGIC REALTY INVESTORS L.P.

                              By: Lazard Freres Real Estate Investors L.L.C.,
                                       as general partner

                              By:          /s/ John A. Moore
                                 ---------------------------------------
                                  Name:        John A. Moore
                                  Title:       Chief Financial Officer

                              Date:    May 8  , 2000
                                    ----------

                                               Page   12    of   17   Pages

                                  SCHEDULE 1

                 Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.

                            Business Address and
                            Principal Occupation
                            (if other than as
Name                        indicated above                  Citizenship
----                        --------------------             -----------

Michel A. David-Weill       Chairman and Chief Executive     France
                            of Lazard LLC and Chief
                            Executive Officer of Lazard
                            Freres & Co. LLC

Norman Eig

Steven J. Golub

Herbert W. Gullquist

Melvin L. Heineman

Kenneth M. Jacobs

William R. Loomis, Jr.      Deputy Chief Executive of
                            Lazard Freres & Co. LLC

David L. Tashjian

                                               Page   13    of   17   Pages

                                  SCHEDULE 2

                          LAZARD BOARD OF LAZARD LLC

    Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:

                          Principal Occupation
Name                      and Business Address                   Citizenship
----                      --------------------                   -----------

Michel A. David-Weill     Chairman and Chief Executive           France
                          of Lazard LLC and Chief
                          Executive Officer of Lazard
                          Freres & Co. LLC
                          Lazard Freres & Co. LLC
                          30 Rockefeller Plaza
                          New York, NY  10020, USA

Antoine Bernheim          Investor                               France
                          Chairman of Assicurazioni
                          Generali S.p.A.
                          Lazard Freres S.A.S.
                          121 Boulevard Haussmann
                          75382 Paris Cedex 08 France

Francois Voss             Managing Director of Lazard            France
                          Freres S.A.S.
                          Lazard Freres S.A.S.
                          121 Boulevard Haussmann
                          75382 Paris Cedex 08 France

Didier Pfeiffer           President du Conseil                   France
                          de Surveillance
                          Fonds de Garantie des Assurances
                          de Personnes
                          30-32 rue de Taitbout
                          75311 Paris Cedex 09 France

Alain Merieux             President Directeur General (CEO)      France
                          BioMerieux S.A. and BioMerieux
                          Alliance
                          69280 Marcy L'Etoile
                          France

Jean Guyot                Investor                               France
                          Lazard Freres S.A.S.
                          121 Boulevard Haussmann
                          75382 Paris Cedex 08 France

                                               Page   14    of   17   Pages

                          Principal Occupation
Name                      and Business Address                   Citizenship
----                      --------------------                   -----------

Bruno M. Roger            Managing Director of Lazard            France
                          Freres S.A.S.
                          Lazard Freres S.A.S.
                          121 Boulevard Haussmann
                          75382 Paris Cedex 08 France

William R. Loomis, Jr.    Deputy Chief Executive                 USA
                          and Managing Director
                          of Lazard Freres & Co. LLC
                          Lazard Freres & Co. LLC
                          30 Rockefeller Plaza
                          New York, NY  10020

David J. Verey            Chairman, Chief Executive, Managing    United
                          Director and Executive Director of     Kingdom
                          Lazard Brothers & Co., Limited
                          21 Moorfields
                          London EC2P 2HT
                          United Kingdom

Gerardo Braggiotti        Managing Director of Lazard Freres     Italy
                          S.A.S. and Lazard Freres & Co. LLC
                          Lazard Freres S.A.S.
                          121 Boulevard Haussmann
                          75382 Paris Cedex 08 France

                                               Page   15    of   17   Pages

                                  SCHEDULE 3

       EXECUTIVE COMMITTEE OF LAZARD STRATEGIC COORDINATION COMPANY LLC

    Set forth below are the members of the Executive Committee of Lazard Strategic Coordination Company LLC, their business address, principal occupation and citizenship:

                          Principal Occupation
Name                      and Business Address                   Citizenship
----                      --------------------                   -----------

Michel A. David-Weill     Chairman and Chief Executive           France
                          of Lazard LLC and Chief
                          Executive Officer of Lazard
                          Freres & Co. LLC
                          Lazard Freres & Co. LLC
                          30 Rockefeller Plaza
                          New York, NY  10020, USA

Gerardo Braggiotti        Managing Director of Lazard Freres     Italy
                          S.A.S. and Lazard Freres & Co. LLC
                          Lazard Freres S.A.S.
                          121 Boulevard Haussmann
                          75382 Paris Cedex 08 France

Norman Eig                Managing Director                      USA
                          of Lazard Freres & Co. LLC
                          Lazard Freres & Co. LLC
                          30 Rockefeller Plaza
                          New York, NY  10020

Kenneth M. Jacobs         Managing Director                      USA
                          of Lazard Freres & Co. LLC
                          Lazard Freres & Co. LLC
                          30 Rockefeller Plaza
                          New York, NY  10020

William R. Loomis, Jr.    Deputy Chief Executive                 USA
                          and Managing Director
                          of Lazard Freres & Co. LLC
                          Lazard Freres & Co. LLC
                          30 Rockefeller Plaza
                          New York, NY  10020

Bruno M. Roger            Managing Director of Lazard            France
                          Freres S.A.S.
                          Lazard Freres S.A.S.
                          121 Boulevard Haussmann
                          75382 Paris Cedex 08 France

                                               Page   16    of   17   Pages

                          Principal Occupation
Name                      and Business Address                   Citizenship
----                      --------------------                   -----------

David J. Verey            Chairman, Chief Executive, Managing    United
                          Director and Executive Director of     Kingdom
                          Lazard Brothers & Co., Limited
                          21 Moorfields
                          London EC2P 2HT
                          United Kingdom






































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

                                               Page   17    of   17   Pages

                                  SCHEDULE 4

           The business address for each of the following persons is 30 Rockefeller Plaza, New York, NY 10020.

       Executive Officers of Lazard Freres Real Estate Investors L.L.C.

Name of Officer                     Present and Principal Occupation
---------------                     --------------------------------

Robert C. Larson                                Chairman

Michael G. Medzigian              President and Chief Executive Officer

Mark S. Ticotin                  Principal and Executive Vice President

John A. Moore                     Principal and Chief Financial Officer

Marjorie L. Reifenberg                 Principal, General Counsel
                                              and Secretary

Henry C. Herms                                 Controller



























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